UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Termination of Trust Agreement for Acquisition of Treasury Shares

Shinhan Financial Group (hereafter SFG) announced on July 10, 2026 that the trust agreement SFG had entered into on February 9, 2026 to acquire treasury shares has been terminated. Pursuant to Article 176-2 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea, no separate resolution of the board of directors is required as the trust agreement is being terminated upon the expiration of the term of the agreement. The number of treasury shares acquired upon termination of the trust agreement is 5,204,122, which will be kept in Shinhan Financial Group’s corporate account. Before the termination of this trust agreement, the total number of treasury shares that SFG holds is 5,204,123, 1.1% of the total number of shares issued.

Total Contract Amount		Before Termination	500,000,000,000
		After Termination	0
Contract Period (Before Termination)		Effective Date	February 9, 2026
		Termination Date	July 10, 2026
Purpose of Termination			Expiration of the term of the Trust agreement
Counterparty			NH Investment & Securities
Scheduled Termination Date			July 10, 2026
Number of Treasury Stock Before Termination	Acquisitions within Profits Available for Dividends	Common Shares (Ratio)	5,204,122 (1.1%)
		Other Shares	-
	Acquisitions for Other reasons*	Common Shares (Ratio)	1 (0.0%)
		Other Shares	-
Date of Board Resolution (Decision date)			-

* The ‘Number of treasury stock before termination – Acquisitions for other reasons’ are fractional shares acquired during the comprehensive stock exchange process (Orange Life, Neoplux, etc.) pursuant to Article 341-2(Acquisition of treasury stocks for a specific purpose) of the Korean Commercial Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: July 10, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer